U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EC File No.: . 0-30770

FORM 12B-25

NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 11-K   [ ]Form 20-F   [] Form 10-Q   [ ] Form N-SAR

For Period Ended:    July 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	BRAVO RESOURCE PARTNERS LTD..

Former Name if Applicable:	N/A

City, State and Zip Code:	5300 DTC Parkway, Suite 350
Greenwood Village, CO 80111

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period. The Registrant is unable to timely file without unreasonable effort or expense its annual report on Form 10-K for the fiscal year ended July 31, 2010. The Registrant has not been able to finish the financial statements and have all proper parties review them prior to the due date. The Registrant intends to file the Form 10-K by the extension date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tyrone Carter	(303)	475-5691
Name	(Area Code)	(Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).

[X] Yes   [ ] No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BRAVO RESOURCE PARTNERS LTD., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BRAVO RESOURCE PARTNERS LTD.
Date: November 1, 2010	By:	/s/ Tyrone Carter
Tyrone Carter
Acting Chief Executive Officer